

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

November 8, 2007

via facsimile and U.S. mail
Mr. Collin F. Visaggio
Chief Financial Officer
Suite 2, Level 2
Orchid Plaza, 79-88 Abbott Street
Cairns, QLD 4870, Australia

Re: **InterOil Corporation
          Form 40-F for Fiscal Year Ended December 31, 2006
          File No. 1-32179**

Dear. Mr. Visaggio:

        We have completed our review of your Form 40-F and do not, at this time, have any further comments.

                                                    Sincerely,

                                                    Karl Hiller
                                                    Branch Chief